To announce the Company's May 2014 revenues Date of events: 2014/06/10 Contents:

1.	Date of occurrence of the event: 2014/06/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom today announced a 0.2% year-over-year increase in unaudited consolidated revenue to NT$18.63 billion for May 2014. Operating costs and expenses increased by 0.3% to NT$14.62 billion year-over-year. Operating income decreased by 0.2% to NT$4.00 billion. Income before income tax decreased by 1.5% to NT$4.11 billion. Net income attributable to stockholders of the parent increased by 0.7% to NT$3.39 billion, and EPS was NT$0.44. Mobile communications business revenue increased 3.1% year-over-year, mainly due to the 26.7% growth in mobile value-added service revenue resulting from the mobile internet subscriber increase and the 5.4% growth of handset sales revenue, which were partially offset by mobile voice revenue decrease of 11.5% derived from VOIP substitution and market competition. Broadband access and HiNet ISP revenue increased by 0.4% and 0.7%, respectively, year-over-year. MOD revenue increased 16.9% year-over-year attributed to the growth in subscribers and the subscription of packages. For traditional fixed line services, local and DLD service revenue decreased by 5.3% and 4.2%, respectively, owing to mobile and VOIP substitution.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: N.A.